SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-7562

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GapShare

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gap, Inc.

Two Folsom Street

San Francisco, CA 94105

REQUIRED INFORMATION

1. Report of Independent Registered Public Accounting Firm, Audited Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003, Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004 and Schedule of Assets Held for Investment Purposes are contained in Exhibit 99.1 to this Annual Report.

2. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, is contained in Exhibit 99.2 to this Annual Report.

The Exhibit Index is located on Page 3 hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GapShare

Date: June 29, 2005	/s/ EVA SAGE-GAVIN
Eva Sage-Gavin
Executive Vice President – Human Resources

Exhibit Index

99.1	Report of Independent Registered Public Accounting Firm, Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003, Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004 and Schedule of Assets Held for Investment Purposes.

99.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm